Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 24, 2021

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
    Springfield, New Jersey – June 3, 2021 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the third quarter ended April 24, 2021.

Net income was $2,574,000 in the 13 weeks ended April 24, 2021 compared to $11,152,000 in the 13 weeks ended April 25, 2020. The 13 weeks ended April 24, 2021 includes a gain on the sale of a pharmacy prescription list related to the Silver Spring store, net of store closing costs, of $278,000 (net of tax) and the 13 weeks ended April 25, 2020 includes a gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020 of $854,000 (net of tax) and pension settlement charges of $83,000 (net of tax). Excluding these items, net income decreased 78% in the 13 weeks ended April 24, 2021 compared to the prior year. Net income decreased compared to the prior year period due primarily to the sharp rise in sales volumes at the beginning of the COVID-19 pandemic in March 2020 that resulted in higher gross profit margins and sales leverage on operating expenses during the 13 weeks ended April 25, 2020. Additionally, the 13 weeks ended April 24, 2021 were negatively impacted by lower sales volumes in Manhattan and higher costs as we transition and integrate commissary operations into our business.

Sales were $481,093,000 in the 13 weeks ended April 24, 2021, an increase of 5.0% compared to the 13 weeks ended April 25, 2020. Sales increased in the 13 weeks ended April 24, 2021 due to the Fairway acquisition on May 14, 2020 partially offset by a same store sales decrease of 5.5%. Same store sales decreased in the 13 weeks ended April 24, 2021 due primarily to the unprecedented sales levels at the beginning of the COVID-19 outbreak in our trade area in March 2020. On a two-year stacked basis, same store sales increased 7.7% in the 13 weeks ended April 24, 2021 compared to the 13 weeks ended April 27, 2019.

The Company expects same store sales in fiscal 2021 to range from an increase of 1.0% to 2.0% compared to fiscal 2020. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales decreased to 27.73% in the 13 weeks ended April 24, 2021 compared to 28.34% in the 13 weeks ended April 25, 2020. Higher margins associated with Fairway increased gross profit (.70%) despite higher costs as we transition and integrate commissary operations into our business. Excluding the impact of Fairway, gross profit as a percentage of sales decreased 1.31% due primarily to decreased departmental gross margin percentages (1.00%), increased warehouse assessment charges from Wakefern (.59%) and higher promotional spending (.21%) partially offset by favorable changes in product mix (.46%), and increased patronage dividends and rebates received from Wakefern (.03%). These trends are due primarily to the disproportionately high sales levels at the beginning of the pandemic during the 13 weeks ended April 25, 2020 which favorably impacted departmental gross profit margins through reduced shrink costs, reduced promotional spending due to decreased sale item penetration, increased sales leverage on fixed warehouse assessment charges from Wakefern and resulted in a lesser mix of higher margin perishable items. Additionally, departmental gross profits decreased due partly to continued price investments as part of ShopRite's Right Price Promise pricing strategy.

Operating and administrative expense as a percentage of sales increased to 25.18% in the 13 weeks ended April 24, 2021 compared to 23.34% in the 13 weeks ended April 25, 2020. The 13 weeks ended April 24, 2021 includes a gain on the sale of a pharmacy prescription list related to the Silver Spring store, net of store closing costs, (.08%) and the 13 weeks ended April 25, 2020 includes a gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020 (.27%) and a pension settlement charge of (.03%). Excluding these items, operating and administrative expense as a percentage of sales increased 1.68% in the 13 weeks ended April 24, 2021 compared to the 13 weeks ended April 25, 2020 due primarily to increased occupancy costs as a result of the Fairway acquisition (0.99%), increased external fees and transportation costs associated with digital sales (.54%), increased payroll (.83%) and increased facility costs, including utilities, repairs and maintenance (.36%), partially offset by decreased costs related to COVID-19, including enhanced wages and benefits, security and outside sanitation services (1.13%). Payroll and facilities costs increased primarily due to reduced sales leverage, increasing wage rates and the addition of Fairway.

Net income was $10,490,000 in the 39 weeks ended April 24, 2021 compared to $15,724,000 in the 39 weeks ended April 25, 2020. The 39 weeks ended April 24, 2021 includes a gain on the sale of a pharmacy prescription list related to the

Exhibit 99.1

Silver Spring store, net of store closing costs, of $278,000 (net of tax). The 39 weeks ended April 25, 2020 includes a gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020 of $854,000 (net of tax), a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges of $954,000 (net of tax), pre-opening costs related to the Stroudsburg, Pennsylvania replacement store of $891,000 (net of tax) and store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store of $557,000 (net of tax). Excluding these items, net income decreased 40% in the 39 weeks ended April 24, 2021 compared to the prior year. Net income decreased due primarily to lower sales volumes in Manhattan and higher costs as we transition and integrate commissary operations into our business.

Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements
    All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 24, 2021	April 25, 2020	April 24, 2021	April 25, 2020

Sales	$481,093	$458,292	$1,494,047	$1,303,116

Cost of sales	347,671	328,391	1,080,817	941,722

Gross profit	133,422	129,901	413,230	361,394

Operating and administrative expense	121,156	106,987	371,968	317,861

Depreciation and amortization	8,418	7,678	25,925	22,914

Operating income	3,848	15,236	15,337	20,619

Interest expense	(994)	(563)	(2,963)	(1,698)

Interest income	904	910	2,670	3,199

Income before income taxes	3,758	15,583	15,044	22,120

Income taxes	1,184	4,431	4,554	6,396

Net income	$2,574	$11,152	$10,490	$15,724

Net income per share:
Class A common stock:
Basic	$0.20	$0.86	$0.80	$1.22
Diluted	$0.18	$0.77	$0.72	$1.09

Class B common stock:
Basic	$0.13	$0.56	$0.52	$0.79
Diluted	$0.13	$0.56	$0.52	$0.79

Gross profit as a % of sales	27.73%	28.34%	27.66%	27.73%
Operating and administrative expense as a % of sales	25.18%	23.34%	24.90%	24.39%